Exhibit 99.1

Thomson Reuters Reports Second-Quarter 2024 Results

TORONTO, August 1, 2024 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the second quarter ended June 30, 2024:

•	Good revenue momentum continued in the second quarter
o	Total company and organic revenues both up 6%
•	Organic revenues up 8% for the “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals)
•	Based on Q2 performance, raised full-year 2024 outlook for total and organic revenue growth to the high end of the prior ranges
•	Completed monetization of interest in London Stock Exchange Group (LSEG) in the second quarter
•	Completed $1.0 billion share buyback program
o	Repurchased $287 million of the company’s common shares in the second quarter

“Good momentum continued across our portfolio in the second quarter, leading to a moderately raised revenue outlook,” said Steve Hasker, President and CEO of Thomson Reuters. “Our 2024 investment plans remain on track as we execute against the ambitious product roadmap we detailed at our March investor day, exemplified by the July launches of CoCounsel Drafting and Checkpoint Edge with CoCounsel. We believe we are well positioned to help our customers navigate rising regulatory compliance, in addition to harnessing the potential of Generative AI”.

Mr. Hasker added, “As we look ahead, we are committed to taking a balanced capital allocation approach, focusing on delivering sustained value creation through a long-term investment strategy”.

Consolidated Financial Highlights—Three Months Ended June 30

Three Months Ended June 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2024	2023		Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,740	$1,647		6%
Operating profit	$415	$825		-50%
Diluted earnings per share (EPS)	$1.86	$1.90		-2%
Net cash provided by operating activities	$705	$695		2%
Non-IFRS Financial Measures(1)
Revenues	$1,740	$1,647		6%	6%
Adjusted EBITDA	$646	$662		-2%	-2%
Adjusted EBITDA margin	37.1%	40.1%		-300bp	-330bp
Adjusted EPS	$0.85	$0.88	(2)	-3%	-5%
Free cash flow	$541	$596		-9%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

(2)  As of September 2023, we amended our definition of adjusted earnings to exclude amortization from acquired computer software. The comparative 2023 period has been revised to reflect the current period presentation. For additional information, see the “Non-IFRS Financial Measures” section of this news release.

Thomson Reuters Reports Second-Quarter 2024 Results

Revenues increased 6%, driven by growth in recurring and transactions revenues. Foreign currency had no impact on revenue growth.

o	Organic revenues increased 6%, driven by 8% growth in recurring revenues (82% of total revenues) and 5% growth in transactions revenues. Global Print revenues decreased 7% organically.
o	The company’s “Big 3” segments reported organic revenue growth of 8% and collectively comprised 82% of total revenues.

Operating profit decreased 50% primarily because the 2023 period included a $347 million gain on the sale of a majority stake in the company’s Elite business.

o

Adjusted EBITDA, which excludes the gain on sale of Elite, as well as other items, decreased 2% as higher revenues were more than offset by growth investments and the impact of acquisitions. The related margin decreased to 37.1% from 40.1% in the prior-year period. Foreign currency contributed 30 basis points to the year-over-year change in adjusted EBITDA margin.

Diluted EPS decreased to $1.86 compared to $1.90 in the prior-year period. The current period reflected lower operating profit and included a $468 million non-cash tax benefit related to tax legislation enacted in Canada. The prior-year period included a significant increase in the value of the company’s investment in LSEG. In 2024, diluted EPS also benefited from a reduction in weighted-average common shares outstanding due to share repurchases and the company’s June 2023 return of capital transaction.

o

Adjusted EPS, which excludes the gain on sale of Elite, the changes in value of the company’s LSEG investment, the non-cash tax benefit, as well as other adjustments, decreased to $0.85 per share from $0.88 per share in the prior-year period, as lower adjusted EBITDA, higher internally developed software amortization and higher taxes more than offset a benefit from a reduction in weighted-average common shares.

Net cash provided by operating activities increased by $10 million in the second quarter, despite a reduced working capital benefit compared to the prior year.

o	Free cash flow decreased $55 million as the increase in cash flow from operating activities was more than offset by higher capital expenditures and lower cash flows from other investing activities.

Thomson Reuters Reports Second-Quarter 2024 Results

Highlights by Customer Segment—Three Months Ended June 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	June 30,		Change
	2024	2023	Total	Constant Currency(1)	Organic(1)(2)

Revenues
Legal Professionals	$727	$705	3%	3%	7%
Corporates	442	392	13%	13%	8%
Tax & Accounting Professionals	250	229	9%	12%	10%

“Big 3” Segments Combined(1)	1,419	1,326	7%	8%	8%
Reuters News	205	194	6%	7%	4%
Global Print	123	133	-8%	-7%	-7%
Eliminations/Rounding	(7)	(6)

Revenues	$1,740	$1,647	6%	6%	6%

Adjusted EBITDA(1)
Legal Professionals	$327	$345	-5%	-6%
Corporates	163	163	0%	0%
Tax & Accounting Professionals	91	89	3%	5%

“Big 3” Segments Combined(1)	581	597	-3%	-3%
Reuters News	51	45	13%	14%
Global Print	43	53	-18%	-18%
Corporate costs	(29)	(33)	n/a	n/a

Adjusted EBITDA	$646	$662	-2%	-2%

Adjusted EBITDA Margin(1)
Legal Professionals	45.0%	48.9%	-390bp	-440bp
Corporates	36.8%	41.6%	-480bp	-500bp
Tax & Accounting Professionals	36.8%	38.5%	-170bp	-190bp
“Big 3” Segments Combined(1)	41.0%	44.9%	-390bp	-430bp
Reuters News	24.8%	23.1%	170bp	140bp
Global Print	35.2%	39.7%	-450bp	-450bp
Adjusted EBITDA margin	37.1%	40.1%	-300bp	-330bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  Computed for revenue growth only.

n/a:  not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Thomson Reuters Reports Second-Quarter 2024 Results

Legal Professionals

Revenues increased 3% to $727 million and included a negative impact from net divestitures. Organic revenue growth was 7%.

o	Recurring revenues increased 5% (97% of total, 8% organic). Organic growth was primarily driven by Westlaw, Practical Law, CoCounsel and the segment’s international businesses.
o	Transactions revenues decreased 33% (3% of total, increased 3% organic).

Adjusted EBITDA decreased 5% to $327 million.

o	The margin decreased to 45.0% from 48.9% primarily driven by higher investments and the Casetext acquisition.

Corporates

Revenues increased 13% to $442 million, including the acquisition impact of Pagero. Organic revenues increased 8%.

o	Recurring revenues increased 13% (86% of total, 10% organic). Organic growth was primarily driven by Practical Law, Indirect Tax, Clear and Pagero.
o	Transactions revenues increased 17% (14% of total, 1% organic) driven primarily by Pagero and the segment’s international businesses.

Adjusted EBITDA was unchanged at $163 million.

o	The margin decreased to 36.8% from 41.6%, driven by the Pagero acquisition and higher investments.

Tax & Accounting Professionals

Revenues increased 12% to $250 million. Organic revenues increased 10%.

o	Recurring revenues increased 10% (72% of total, all organic). Organic growth was driven by the segment’s Latin America business and audit products.
o	Transactions revenues increased 16% (28% of total, 11% organic) primarily due to SurePrep and Confirmation.

Adjusted EBITDA increased 3% to $91 million.

o	The margin decreased to 36.8% from 38.5%, primarily driven by higher investments.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Thomson Reuters Reports Second-Quarter 2024 Results

Reuters News

Revenues of $205 million increased 7% (4% organic) driven primarily by growth in the agency business and by a contractual price increase from our news agreement with the Data & Analytics business of LSEG.

Adjusted EBITDA increased 13% to $51 million driven by higher revenues.

Global Print

Revenues of $123 million decreased 7%, all organic, impacted in part by the migration of customers from a Global Print product to Westlaw.

Adjusted EBITDA decreased 18% to $43 million.

o	The margin decreased to 35.2% from 39.7% due to lower revenues.

Corporate Costs

Corporate costs were $29 million, compared to $33 million in the prior-year period.

Consolidated Financial Highlights—Six Months Ended June 30

Six Months Ended June 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2024	2023		Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$3,625	$3,385		7%
Operating profit	$972	$1,333		-27%
Diluted EPS	$2.92	$3.49		-16%
Net cash provided by operating activities	$1,137	$962		18%
Non-IFRS Financial Measures(1)
Revenues	$3,625	$3,385		7%	7%
Adjusted EBITDA	$1,452	$1,339		8%	8%
Adjusted EBITDA margin	40.0%	39.4%		60bp	40bp
Adjusted EPS	$1.97	$1.71	(2)	15%	15%
Free cash flow	$812	$729		11%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

(2)  As of September 2023, we amended our definition of adjusted earnings to exclude amortization from acquired computer software. The comparative 2023 period has been revised to reflect the current period presentation. For additional information, see the “Non-IFRS Financial Measures” section of this news release.

Thomson Reuters Reports Second-Quarter 2024 Results

Revenues increased 7%, driven by growth in recurring and transactions revenues. Net divestitures had a 1% negative impact and foreign currency had no impact on revenue growth.

o	Organic revenues increased 8%, driven by 8% growth in recurring revenues (78% of total revenues) and 15% growth in transactions revenues. Global Print revenues decreased 9% organically.
o	The company’s “Big 3” segments reported organic revenue growth of 9% and collectively comprised 82% of total revenues.

Operating profit decreased 27%, primarily because the 2023 period included a $347 million gain on the sale of a majority stake in the company’s Elite business.

o

Adjusted EBITDA, which excludes the gain on sale of Elite, as well as other items, increased 8% as higher revenues more than offset growth investments and the impact of acquisitions. The related margin increased to 40.0% from 39.4% in the prior-year period. Foreign currency contributed 20 basis points to the year-over-year change in adjusted EBITDA margin.

Diluted EPS decreased to $2.92 compared to $3.49 in the prior-year period. The current period reflected lower operating profit and included a $468 million non-cash tax benefit related to tax legislation enacted in Canada. The prior-year period included a significant increase in the value of the company’s investment in LSEG. In 2024, diluted EPS also benefited from a reduction in weighted-average common shares outstanding due to share repurchases and the company’s June 2023 return of capital transaction.

o

Adjusted EPS, which excludes the gain on sale of Elite, the changes in value of the company’s LSEG investment, the non-cash tax benefit, as well as other adjustments, increased to $1.97 per share from $1.71 per share in the prior-year period, primarily due to higher adjusted EBITDA. In 2024, diluted EPS also benefited from a reduction in weighted-average common shares.

Net cash provided by operating activities increased by $175 million due to the cash benefits from higher revenues. The prior-year period also included $74 million of payments associated with the company’s Change Program, which was completed at the end of 2022.

o	Free cash flow increased $83 million as higher cash flows from operating activities more than offset higher capital expenditures and lower cash flows from other investing activities.

Thomson Reuters Reports Second-Quarter 2024 Results

Highlights by Customer Segment—Six Months Ended June 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)
	Six Months Ended June 30,		Change
	2024	2023	Total	Constant Currency(1)	Organic(1)(2)

Revenues
Legal Professionals	$1,448	$1,419	2%	2%	7%
Corporates	949	827	15%	15%	10%
Tax & Accounting Professionals	578	511	13%	15%	12%

“Big 3” Segments Combined(1)	2,975	2,757	8%	8%	9%
Reuters News	415	369	13%	13%	10%
Global Print	247	271	-9%	-9%	-9%
Eliminations/Rounding	(12)	(12)

Revenues	$3,625	$3,385	7%	7%	8%

Adjusted EBITDA(1)
Legal Professionals	$669	$663	1%	1%
Corporates	356	317	12%	12%
Tax & Accounting Professionals	272	238	14%	16%

“Big 3” Segments Combined(1)	1,297	1,218	7%	7%
Reuters News	111	74	50%	51%
Global Print	90	103	-12%	-12%
Corporate costs	(46)	(56)	n/a	n/a

Adjusted EBITDA	$1,452	$1,339	8%	8%

Adjusted EBITDA Margin(1)
Legal Professionals	46.2%	46.7%	-50bp	-60bp
Corporates	37.3%	38.2%	-90bp	-100bp
Tax & Accounting Professionals	47.1%	45.7%	140bp	140bp
“Big 3” Segments Combined(1)	43.5%	44.0%	-50bp	-50bp
Reuters News	26.6%	20.0%	660bp	660bp
Global Print	36.7%	38.1%	-140bp	-150bp
Adjusted EBITDA margin	40.0%	39.4%	60bp	40bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  Computed for revenue growth only.

n/a:  not applicable

2024 Outlook

The company raised its 2024 outlook for total and organic revenue growth to the high end of the ranges provided in its outlook on May 2, 2024 to reflect strong performance in the first half of the year. It also updated the component parts of its outlook for depreciation and amortization of computer software, and for interest expense.

The company’s outlook for 2024 in the table below assumes constant currency rates and excludes the impact of any future acquisitions or dispositions that may occur during the remainder of the year. Thomson Reuters believes that this type of guidance provides useful insight into the anticipated performance of its businesses.

The company expects its third-quarter 2024 organic revenue growth to be approximately 6% and its adjusted EBITDA margin to be approximately 34%.

The company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary backdrop. Any worsening of the global

Thomson Reuters Reports Second-Quarter 2024 Results

economic or business environment, among other factors, could impact the company’s ability to achieve its outlook.

Reported Full-Year 2023 Results and Full-Year 2024 Outlook

Total Thomson Reuters	FY 2023 Reported	FY 2024 Outlook 2/8/2024	FY 2024 Outlook 5/2/2024	FY 2024 Outlook 8/1/2024

Total Revenue Growth	3%	~ 6.5%	6.5% - 7.0%	~ 7.0%

Organic Revenue Growth(1)	6%	~ 6%	6.0% - 6.5%	~ 6.5%

Adjusted EBITDA Margin(1)	39.3%	~ 38%	Unchanged	Unchanged

Corporate Costs	$115 million	$120 - $130 million	Unchanged	Unchanged

Free Cash Flow(1)	$1.9 billion	~ $1.8 billion	Unchanged	Unchanged

Accrued Capex as % of Revenue(1)	7.8%	~ 8.5%	Unchanged	Unchanged

Depreciation & Amortization of Computer Software Depreciation & Amortization of Internally Developed Software Amortization of Acquired Software	$628 million $556 million $72 million	$730 - $750 million $595 - $615 million ~ $135 million	Unchanged Unchanged Unchanged	Unchanged $580 - $600 million ~ $150 million

Interest Expense (P&L)(2)	$164 million(2)	$150 - $170 million	Unchanged	$125 - $145 million

Effective Tax Rate on Adjusted Earnings(1)	16.5%	~ 18%	Unchanged	Unchanged

“Big 3” Segments(1)	FY 2023 Reported	FY 2024 Outlook 2/8/2024	FY 2024 Outlook 5/2/2024	FY 2024 Outlook 8/1/2024

Total Revenue Growth	3%	~ 8%	8.0% - 8.5%	~ 8.5%

Organic Revenue Growth	7%	~ 7.5%	7.5% - 8.0%	~ 8.0%

Adjusted EBITDA Margin	43.8%	~ 43%	Unchanged	Unchanged

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables and footnotes appended to this news release for more information.
(2)	Full-year 2023 interest expense excludes a $12 million benefit associated with the release of a tax reserve that is removed from adjusted earnings.

The information in this section is forward-looking. Actual results, which will include the impact of currency and future acquisitions and dispositions completed during 2024 may differ materially from the company’s 2024 outlook. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports Second-Quarter 2024 Results

Dividends

In February 2024, the company announced a 10% or $0.20 per share annualized increase in the dividend to $2.16 per common share, representing the 31st consecutive year of dividend increases. A quarterly dividend of $0.54 per share is payable on September 10, 2024 to common shareholders of record as of August 15, 2024.

Share Repurchases – Completed $1.0 Billion Buyback Program

In November 2023, Thomson Reuters announced that it planned to repurchase up to $1.0 billion of its common shares. In the second quarter of 2024, the company completed this plan by repurchasing approximately 1.8 million of its common shares for $287 million.

As of July 30, 2024, Thomson Reuters had approximately 449.7 million common shares outstanding.

LSEG Ownership Interest

Thomson Reuters indirectly owned LSEG shares through an entity that it jointly owns with Blackstone’s consortium. During the second quarter of 2024, the company sold its remaining 5.9 million shares that it indirectly owned and received $0.6 billion of gross proceeds.

Thomson Reuters

Thomson Reuters (NYSE / TSX: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA (other than at the customer segment level) and the related margin, free cash flow, adjusted earnings and the effective tax rate on adjusted earnings, adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments.

As of September 30, 2023, Thomson Reuters amended its definition of adjusted earnings to exclude amortization from acquired computer software. While the company has always excluded amortization from acquired identifiable intangible assets other than computer software from its definition of adjusted earnings, this change aligns its treatment of amortization for all acquired intangible assets. Prior period amounts were revised for comparability.

Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most

Thomson Reuters Reports Second-Quarter 2024 Results

directly comparable IFRS measures because it cannot predict, with reasonable certainty, the impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments, and the “2024 Outlook” section, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 19-35 in the “Risk Factors” section of the company’s 2023 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook. In particular, the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. The company’s business outlook assumes that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility, however, these conditions may last substantially longer than expected and any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and affect its results and other expectations. For a discussion of material assumptions and material risks related to the company’s 2024 outlook see page 18 of the company’s first-quarter management’s discussion and analysis (MD&A) for the period ended March 31, 2024. The company’s quarterly MD&A and annual report was filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and are also available in the “Investor Relations” section of tr.com.

The company has provided an outlook for the purpose of presenting information about current expectations for the period presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Thomson Reuters Reports Second-Quarter 2024 Results

CONTACTS

MEDIA Gehna Singh Kareckas Senior Director, Corporate Affairs +1 613 979 4272 gehna.singhkareckas@tr.com	INVESTORS Gary Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com

Thomson Reuters will webcast a discussion of its second-quarter 2024 results and its 2024 business outlook today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Second-Quarter 2024 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
CONTINUING OPERATIONS
Revenues	$1,740	$1,647	$3,625	$3,385
Operating expenses	(1,090)	(990)	(2,171)	(2,064)
Depreciation	(29)	(29)	(57)	(59)
Amortization of computer software	(154)	(127)	(307)	(245)
Amortization of other identifiable intangible assets	(23)	(23)	(48)	(48)
Other operating (losses) gains, net	(29)	347	(70)	364

Operating profit	415	825	972	1,333
Finance costs, net:
Net interest expense	(36)	(34)	(76)	(89)
Other finance income (costs)	2	(102)	24	(192)

Income before tax and equity method investments	381	689	920	1,052
Share of post-tax earnings in equity method investments	61	419	53	989
Tax benefit (expense)	402	(219)	335	(415)

Earnings from continuing operations	844	889	1,308	1,626
(Loss) earnings from discontinued operations, net of tax	(3)	5	11	24

Net earnings	$841	$894	$1,319	$1,650
Earnings (loss) attributable to:
Common shareholders	$841	$894	$1,322	$1,650
Non-controlling interests	—	—	(3)	—
Earnings per share:
Basic earnings (loss) per share:
From continuing operations	$1.87	$1.89	$2.90	$3.44
From discontinued operations	(0.01)	0.01	0.02	0.05

Basic earnings per share	$1.86	$1.90	$2.92	$3.49

Diluted earnings (loss) per share:
From continuing operations	$1.87	$1.89	$2.89	$3.43
From discontinued operations	(0.01)	0.01	0.03	0.06

Diluted earnings per share	$1.86	$1.90	$2.92	$3.49

Basic weighted-average common shares	450,364,361	469,756,868	451,244,365	471,495,910

Diluted weighted-average common shares	450,911,513	470,382,600	451,886,658	472,509,030

Thomson Reuters Reports Second-Quarter 2024 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	June 30, 2024	December 31, 2023
Assets
Cash and cash equivalents	$1,682	$1,298
Trade and other receivables	1,093	1,122
Other financial assets	17	66
Prepaid expenses and other current assets	474	435

Current assets	3,266	2,921
Property and equipment, net	436	447
Computer software, net	1,473	1,236
Other identifiable intangible assets, net	3,184	3,165
Goodwill	7,298	6,719
Equity method investments	230	2,030
Other financial assets	419	444
Other non-current assets	620	618
Deferred tax	1,452	1,104

Total assets	$18,378	$18,684

Liabilities and equity
Liabilities
Current indebtedness	$1,264	$372
Payables, accruals and provisions	1,027	1,114
Current tax liabilities	325	248
Deferred revenue	1,024	992
Other financial liabilities	88	507

Current liabilities	3,728	3,233
Long-term indebtedness	1,846	2,905
Provisions and other non-current liabilities	678	692
Other financial liabilities	247	237
Deferred tax	263	553

Total liabilities	6,762	7,620

Equity
Capital	3,423	3,405
Retained earnings	9,280	8,680
Accumulated other comprehensive loss	(1,087)	(1,021)

Total equity	11,616	11,064

Total liabilities and equity	$18,378	$18,684

Thomson Reuters Reports Second-Quarter 2024 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$844	$889	$1,308	$1,626
Adjustments for:
Depreciation	29	29	57	59
Amortization of computer software	154	127	307	245
Amortization of other identifiable intangible assets	23	23	48	48
Share of post-tax earnings in equity method investments	(61)	(419)	(53)	(989)
Net losses (gains) on disposals of businesses and investments	3	(348)	4	(347)
Deferred tax	(545)	9	(695)	(118)
Other	70	146	117	277
Changes in working capital and other items	189	240	46	160

Operating cash flows from continuing operations	706	696	1,139	961
Operating cash flows from discontinued operations	(1)	(1)	(2)	1

Net cash provided by operating activities	705	695	1,137	962

Investing activities
Acquisitions, net of cash acquired	(19)	(33)	(455)	(523)
Proceeds (payments) related to disposals of businesses and investments	—	418	(4)	418
Proceeds from sales of LSEG shares	610	1,583	1,854	3,876
Capital expenditures	(152)	(127)	(297)	(267)
Other investing activities	6	45	6	68
Taxes paid on sales of LSEG shares and disposals of businesses	(121)	(252)	(137)	(270)

Investing cash flows from continuing operations	324	1,634	967	3,302
Investing cash flows from discontinued operations	—	(1)	—	(1)

Net cash provided by investing activities	324	1,633	967	3,301

Financing activities
Repayments of debt	—	—	(48)	—
Net (repayments) borrowings under short-term loan facilities	(703)	1,132	(139)	771
Payments of lease principal	(16)	(15)	(31)	(31)
Payments for return of capital on common shares	—	(2,045)	—	(2,045)
Repurchases of common shares	(287)	—	(639)	(718)
Dividends paid on preference shares	(2)	(2)	(3)	(3)
Dividends paid on common shares	(235)	(230)	(472)	(454)
Purchase of non-controlling interests	(4)	—	(384)	—
Other financing activities	2	—	1	5

Net cash used in financing activities	(1,245)	(1,160)	(1,715)	(2,475)

Translation adjustments	(3)	—	(5)	1

(Decrease) increase in cash and cash equivalents	(219)	1,168	384	1,789
Cash and cash equivalents at beginning of period	1,901	1,690	1,298	1,069

Cash and cash equivalents at end of period	$1,682	$2,858	$1,682	$2,858

Thomson Reuters Reports Second-Quarter 2024 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended		Six Months Ended		Year Ended
	June 30,		June 30,		December 31,
	2024	2023	2024	2023	2023
Earnings from continuing operations	$844	$889	$1,308	$1,626	$2,646
Adjustments to remove:
Tax (benefit) expense	(402)	219	(335)	415	417
Other finance (income) costs	(2)	102	(24)	192	192
Net interest expense	36	34	76	89	152
Amortization of other identifiable intangible assets	23	23	48	48	97
Amortization of computer software	154	127	307	245	512
Depreciation	29	29	57	59	116

EBITDA	$682	$1,423	$1,437	$2,674	$4,132
Adjustments to remove:
Share of post-tax earnings in equity method investments	(61)	(419)	(53)	(989)	(1,075)
Other operating losses (gains), net	29	(347)	70	(364)	(397)
Fair value adjustments*	(4)	5	(2)	18	18

Adjusted EBITDA(1)	$646	$662	$1,452	$1,339	$2,678

Adjusted EBITDA margin(1)	37.1%	40.1%	40.0%	39.4%	39.3%

*

Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Six Months Ended		Year Ended
	June 30,		June 30,		December 31,
	2024	2023	2024	2023	2023
Net cash provided by operating activities	$705	$695	$1,137	$962	$2,341
Capital expenditures	(152)	(127)	(297)	(267)	(544)
Other investing activities	6	45	6	68	137
Payments of lease principal	(16)	(15)	(31)	(31)	(58)
Dividends paid on preference shares	(2)	(2)	(3)	(3)	(5)

Free cash flow(1)	$541	$596	$812	$729	$1,871

Thomson Reuters Corporation

Reconciliation of Capital Expenditures to Accrued Capital Expenditures(1)

(millions of U.S. dollars)

(unaudited)

Year Ended December 31,
2023
Capital expenditures	$544
Remove: IFRS adjustment to cash basis	(12)

Accrued capital expenditures(1)	$532

Accrued capital expenditures as a percentage of revenues(1)	7.8%

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2024 Results

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2024	2023	2023
Net earnings	$841	$894	$1,319	$1,650	$2,695
Adjustments to remove:
Fair value adjustments*	(4)	5	(2)	18	18
Amortization of acquired computer software	37	20	75	27	72
Amortization of other identifiable intangible assets	23	23	48	48	97
Other operating losses (gains), net	29	(347)	70	(364)	(397)
Interest benefit impacting comparability(2)	—	—	—	—	(12)
Other finance (income) costs	(2)	102	(24)	192	192
Share of post-tax earnings in equity method investments	(61)	(419)	(53)	(989)	(1,075)
Tax on above items(1)	(8)	148	(40)	258	265
Tax items impacting comparability(1)(2)	(470)	(2)	(481)	(2)	(172)
Loss (earnings) from discontinued operations, net of tax	3	(5)	(11)	(24)	(49)
Interim period effective tax rate normalization(1)	(1)	(5)	(10)	(3)	—
Dividends declared on preference shares	(2)	(2)	(3)	(3)	(5)

Adjusted earnings(1)(3)	$385	$412	$888	$808	$1,629

Adjusted EPS(1)(3)	$0.85	$0.88	$1.97	$1.71

Total change	-3%		15%
Foreign currency	1%		1%
Constant currency	-5%		15%
Diluted weighted-average common shares (millions)	450.9	470.4	451.9	472.5

Reconciliation of Effective Tax Rate on Adjusted Earnings(1)	Year-ended December 31,
2023
Adjusted earnings	$1,629
Plus: Dividends declared on preference shares	5
Plus: Tax expense on adjusted earnings	324

Pre-tax adjusted earnings	$1,958

IFRS Tax expense	$417
Remove tax related to:
Amortization of acquired computer software	17
Amortization of other identifiable intangible assets	22
Share of post-tax earnings in equity method investments	(253)
Other finance costs	31
Other operating gains, net	(81)
Other items	(1)

Subtotal—Remove tax expense on pre-tax items removed from adjusted earnings	(265)
Remove: Tax items impacting comparability	172

Total—Remove all items impacting comparability	(93)

Tax expense on adjusted earnings	$324

Effective tax rate on adjusted earnings	16.5%

*

Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.
(2)	The year ended December 31, 2023, included the release of tax and interest reserves due to the expiration of statutes of limitation.
(3)	The adjusted earnings impact of non-controlling interests, which was applicable only to the six months ended June 30, 2024, was not material.

Thomson Reuters Reports Second-Quarter 2024 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Change
	2024	2023	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$727	$705	3%	0%	3%	-4%	7%
Corporates	442	392	13%	0%	13%	5%	8%
Tax & Accounting Professionals	250	229	9%	-3%	12%	1%	10%

“Big 3” Segments Combined(1)	1,419	1,326	7%	-1%	8%	-1%	8%
Reuters News	205	194	6%	-1%	7%	3%	4%
Global Print	123	133	-8%	-1%	-7%	0%	-7%
Eliminations/Rounding	(7)	(6)

Revenues	$1,740	$1,647	6%	-1%	6%	0%	6%

Recurring Revenues
Legal Professionals	$702	$667	5%	0%	5%	-2%	8%
Corporates	382	340	12%	0%	13%	3%	10%
Tax & Accounting Professionals	179	167	7%	-3%	10%	0%	10%

“Big 3” Segments Combined(1)	1,263	1,174	7%	-1%	8%	0%	9%
Reuters News	164	155	6%	-1%	7%	3%	4%
Eliminations/Rounding	(7)	(6)

Total Recurring Revenues	$1,420	$1,323	7%	-1%	8%	0%	8%

Transactions Revenues
Legal Professionals	$25	$38	-34%	0%	-33%	-36%	3%
Corporates	60	52	16%	-1%	17%	16%	1%
Tax & Accounting Professionals	71	62	15%	-1%	16%	5%	11%

“Big 3” Segments Combined(1)	156	152	3%	-1%	4%	-2%	5%
Reuters News	41	39	6%	-1%	7%	4%	2%

Total Transactions Revenues	$197	$191	4%	-1%	4%	0%	5%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2024 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Six Months Ended June 30,		Change
	2024	2023	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$1,448	$1,419	2%	0%	2%	-5%	7%
Corporates	949	827	15%	0%	15%	5%	10%
Tax & Accounting Professionals	578	511	13%	-2%	15%	2%	12%

“Big 3” Segments Combined(1)	2,975	2,757	8%	0%	8%	-1%	9%
Reuters News	415	369	13%	-1%	13%	3%	10%
Global Print	247	271	-9%	0%	-9%	0%	-9%
Eliminations/Rounding	(12)	(12)

Revenues	$3,625	$3,385	7%	0%	7%	0%	8%

Recurring Revenues
Legal Professionals	$1,400	$1,339	5%	0%	5%	-3%	8%
Corporates	752	666	13%	0%	13%	3%	10%
Tax & Accounting Professionals	378	343	10%	-2%	12%	0%	12%

“Big 3” Segments Combined(1)	2,530	2,348	8%	0%	8%	-1%	9%
Reuters News	328	310	6%	-1%	7%	3%	4%
Eliminations/Rounding	(12)	(12)

Total Recurring Revenues	$2,846	$2,646	8%	0%	8%	-1%	8%

Transactions Revenues
Legal Professionals	$48	$80	-40%	-1%	-39%	-43%	3%
Corporates	197	161	23%	0%	23%	12%	11%
Tax & Accounting Professionals	200	168	19%	-1%	20%	7%	13%

“Big 3” Segments Combined(1)	445	409	9%	-1%	10%	-1%	11%
Reuters News	87	59	48%	-1%	49%	8%	41%

Total Transactions Revenues	$532	$468	14%	-1%	15%	0%	15%

	Year Ended December 31,		Change
	2023	2022	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$2,807	$2,803	0%	0%	0%	-6%	6%
Corporates	1,620	1,536	5%	0%	5%	-2%	7%
Tax & Accounting Professionals	1,058	986	7%	-2%	9%	-1%	10%

“Big 3” Segments Combined(1)	5,485	5,325	3%	0%	4%	-4%	7%
Reuters News	769	733	5%	0%	5%	1%	4%
Global Print	562	592	-5%	-1%	-4%	-1%	-3%
Eliminations/Rounding	(22)	(23)

Revenues	$6,794	$6,627	3%	0%	3%	-3%	6%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2024 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended June 30,		Change
	2024	2023	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$327	$345	-5%	1%	-6%
Corporates	163	163	0%	0%	0%
Tax & Accounting Professionals	91	89	3%	-2%	5%

“Big 3” Segments Combined(1)	581	597	-3%	0%	-3%
Reuters News	51	45	13%	0%	14%
Global Print	43	53	-18%	0%	-18%
Corporate costs	(29)	(33)	n/a	n/a	n/a

Adjusted EBITDA	$646	$662	-2%	0%	-2%

Adjusted EBITDA Margin(1)
Legal Professionals	45.0%	48.9%	-390bp	50bp	-440bp
Corporates	36.8%	41.6%	-480bp	20bp	-500bp
Tax & Accounting Professionals	36.8%	38.5%	-170bp	20bp	-190bp
“Big 3” Segments Combined(1)	41.0%	44.9%	-390bp	40bp	-430bp
Reuters News	24.8%	23.1%	170bp	30bp	140bp
Global Print	35.2%	39.7%	-450bp	0bp	-450bp
Adjusted EBITDA margin	37.1%	40.1%	-300bp	30bp	-330bp

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Six Months Ended
	June 30,		Change
	2024	2023	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$669	$663	1%	0%	1%
Corporates	356	317	12%	1%	12%
Tax & Accounting Professionals	272	238	14%	-1%	16%

“Big 3” Segments Combined(1)	1,297	1,218	7%	0%	7%
Reuters News	111	74	50%	-2%	51%
Global Print	90	103	-12%	0%	-12%
Corporate costs	(46)	(56)	n/a	n/a	n/a

Adjusted EBITDA	$1,452	$1,339	8%	0%	8%

Adjusted EBITDA Margin(1)
Legal Professionals	46.2%	46.7%	-50bp	10bp	-60bp
Corporates	37.3%	38.2%	-90bp	10bp	-100bp
Tax & Accounting Professionals	47.1%	45.7%	140bp	0bp	140bp
“Big 3” Segments Combined(1)	43.5%	44.0%	-50bp	0bp	-50bp
Reuters News	26.6%	20.0%	660bp	0bp	660bp
Global Print	36.7%	38.1%	-140bp	10bp	-150bp
Adjusted EBITDA margin	40.0%	39.4%	60bp	20bp	40bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2024 Results

Reconciliation of adjusted EBITDA margin(1)

To compute segment and consolidated adjusted EBITDA margin, we exclude fair value adjustments related to acquired deferred revenue from our IFRS revenues. The chart below reconciles IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

Three months ended June 30, 2024
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$727	—	$727	$327	45.0%
Corporates	442	$2	444	163	36.8%
Tax & Accounting Professionals	250	—	250	91	36.8%

“Big 3” Segments Combined	1,419	2	1,421	581	41.0%
Reuters News	205	—	205	51	24.8%
Global Print	123	—	123	43	35.2%
Eliminations/ Rounding	(7)	—	(7)	—	n/a
Corporate costs	—	—	—	(29)	n/a

Consolidated totals	$1,740	$2	$1,742	$646	37.1%

Six months ended June 30, 2024
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$1,448	—	$1,448	$669	46.2%
Corporates	949	$5	954	356	37.3%
Tax & Accounting Professionals	578	—	578	272	47.1%

“Big 3” Segments Combined	2,975	5	2,980	1,297	43.5%
Reuters News	415	1	416	111	26.6%
Global Print	247	—	247	90	36.7%
Eliminations/ Rounding	(12)	—	(12)	—	n/a
Corporate costs	—	—	—	(46)	n/a

Consolidated totals	$3,625	$6	$3,631	$1,452	40.0%

Three months ended June 30, 2023
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$705	—	$705	$345	48.9%
Corporates	392	$1	393	163	41.6%
Tax & Accounting Professionals	229	3	232	89	38.5%

“Big 3” Segments Combined	1,326	4	1,330	597	44.9%
Reuters News	194	—	194	45	23.1%
Global Print	133	—	133	53	39.7%
Eliminations/ Rounding	(6)	—	(6)	—	n/a
Corporate costs	—	—	—	(33)	n/a

Consolidated totals	$1,647	$4	$1,651	$662	40.1%

n/a: not applicable

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2024 Results

Reconciliation of adjusted EBITDA margin(1)

Six months ended June 30, 2023
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$1,419	—	$1,419	$663	46.7%
Corporates	827	$3	830	317	38.2%
Tax & Accounting Professionals	511	10	521	238	45.7%

“Big 3” Segments Combined	2,757	13	2,770	1,218	44.0%
Reuters News	369	—	369	74	20.0%
Global Print	271	—	271	103	38.1%
Eliminations/ Rounding	(12)	—	(12)	—	n/a
Corporate costs	—	—	—	(56)	n/a

Consolidated totals	$3,385	$13	$3,398	$1,339	39.4%

Thomson Reuters Corporation

“Big 3” Segments and Consolidated Adjusted EBITDA(1) and the Related Margins(1)

(millions of U.S. dollars, except for margins)

(unaudited)

Year Ended
December 31,
2023
Adjusted EBITDA(1)
Legal Professionals	$1,299
Corporates	619
Tax & Accounting Professionals	490

“Big 3” Segments Combined(1)	2,408
Reuters News	172
Global Print	213
Corporate costs	(115)

Adjusted EBITDA	$2,678

“Big 3” Segments Combined(1)
Adjusted EBITDA	$2,408
Revenues, excluding $15 million of fair value adjustments to acquired deferred revenue	$5,500
Adjusted EBITDA margin	43.8%
Consolidated(1)
Adjusted EBITDA	$2,678
Revenues, excluding $16 million of fair value adjustments to acquired deferred revenue	$6,810
Adjusted EBITDA margin	39.3%

n/a: not applicable

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2024 Results

Non-IFRS Financial Measures	Definition	Why Useful to the Company and Investors

Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of computer software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose.

Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired computer software), other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in our computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at “constant currency”	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an “organic” basis	Represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues	Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on which the company manages capital expenditures for internal budgeting purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised approximately 80% of revenues and represent the core of the company’s business information service product offerings.

Please refer to reconciliations for the most directly comparable IFRS financial measures.